1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

William J. Bielefeld william.bielefeld@dechert.com +1 202 261 3386 Direct +1 202 261 3333 Fax

December 7, 2015

VIA EDGAR

Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:	Pomona Investment Fund

Ladies and Gentlemen:

On behalf of Pomona Investment Fund (the “Registrant”), electronically transmitted for filing is Post-Effective Amendment No. 1 to the Registrant’s registration statement on Form N-2 (“Registration Statement”) under the Securities Act of 1933, as amended and Amendment No. 6 to the Registration Statement under the Investment Company Act of 1940, as amended. This filing is being made for the purpose of registering Class I Shares of the Registrant and making non-material changes to the Registrant’s Prospectus and Statement of Additional Information.

No fee is required in connection with this filing. Please direct any questions concerning the filing to the undersigned at 202-261-3386.

Very truly yours,

/s/ William J. Bielefeld

William J. Bielefeld